Mail Stop 3561

February 14, 2008

Maureen O'Connell
Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

> **Re:** **Scholastic Corporation**
> **File No. 000-19860**
> **Form 10-K: For the Fiscal Year Ended May 31, 2007**
> **Form 10-Q: For the Quarterly Period Ended November 30, 2007**

Dear Ms. O'Connell:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to certain of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended May 31, 2007

Item 8: Consolidated Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 38

1. We note that "Other accrued expenses" comprise approximately 34.7% and 22.5% of your "Total current liabilities" balance as of May 31, 2007 and May 31, 2006, respectively. In this regard, please i) tell us the amounts of any individually significant items that have been included within your "Other accrued expenses"

balance and ii) if applicable, separately disclose in your balance sheet, or in a note thereto, any items/ amounts that exceed 5% of your total current liabilities. Refer to Rule 5-02(20) of Regulation S-X for further guidance.

Consolidated Statements of Cash Flows, page 42

2. Please explain to us your basis for presenting cash outflows for "royalty advances" as an investing activity. Such payments appear to be a form of compensation for services associated with generating revenue that should be presented as an operating activity.

Notes to Consolidated Financial Statements, page 43

Note 1. Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 43

3. Please explain to us your basis for recognizing revenues associated with school-based book fairs on a ratable basis. In this regard, clarify whether the associated revenues are related to services you perform, the sale of products, or both. If both services are performed and products are sold at these book fairs, explain to us how you allocate revenues attributable to each.

Deferred Promotion Costs, page 44

4. Please clarify for us, as well as in your disclosure, whether "incentive product costs" are classified as a reduction of revenues or as an expense, and how your treatment is in compliance with EITF 01-9. Additionally, explain to us how you account for the "bonus points" given to teachers who participate in book clubs, as disclosed on page 2.

Form 10-Q: For the Quarterly Period Ended November 30, 2007

Notes to Condensed Consolidated Financial Statements, page 4

Note 12. Subsequent Event, page 14

5. You disclose that you anticipate potentially significant non-cash write-downs within the DTH business. We note this business has a consistent history of losses, and it appears that you last recorded impairment charges related to this business in fiscal year 2005. In view of the preceding, explain to us the basis for the timing of the anticipated write-downs and why your impairment analyses with regard to this business have not indicated that it was necessary to record any impairment between fiscal year 2005 and your latest reporting period.

6. Furthermore, we note from Footnote 2 to your financial statements for the period ended May 31, 2007 that goodwill comprises $92.4 million of the asset balance ascribed to your DTH business. As DTH has experienced increasing losses during each of last three years, and appears to qualify as a separate reporting unit, please tell us whether the goodwill ascribed to your DTH business has been tested for impairment independently, or whether your annual goodwill test has only been performed with regard to the total goodwill amount ascribed to your "Children's Book Publishing and Distribution" segment. If goodwill for the DTH business was not tested independently, please explain to us your basis for not doing so. To the extent that the goodwill balance ascribed to DTH has been separately tested for impairment on an annual basis, please provide us with a detailed analysis of the assumptions used when performing your test. Refer to paragraphs 18, 30, and 31 of SFAS No. 142 for further guidance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief